UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Talos Energy Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87484T108
(CUSIP Number)

333 Clay Street, Suite 3300
Houston, Texas
(713) 328-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Jorge U. Juantorena, Esq.
Kyle A. Harris, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

January 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T108	SC13D	Page 2 of 13
1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the Securities and Exchange Commission (“SEC”) on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 3 of 13
1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 4 of 13
1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 5 of 13
1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 6 of 13
1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 7 of 13
1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 8 of 13
1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 9 of 13
1	NAMES OF REPORTING PERSONS
Control Empresarial de Capitales, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,747,781 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,747,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% of the total Common Shares outstanding(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) Based on approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024.

CUSIP No. 87484T108	SC13D	Page 10 of 13
Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed jointly by the Reporting Persons (as defined in Item 2 herein). This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons with respect to the common stock, with par value of $0.01 per share (the “Common Shares”), of Talos Energy Inc., a corporation incorporated under the laws of Delaware (the “Issuer”). The Common Shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed by the Reporting Persons on August 11, 2023, as amended by Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on November 9, 2023. This Schedule 13D is being filed pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) solely because the Reporting Persons’ aggregate beneficial ownership has exceeded 20% of the outstanding Common Shares.

The principal executive offices of the Issuer are located at 333 Clay Street, Suite 3300, Houston, Texas.

Item 2.

(a)	Name of Persons Filing:

i.	Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”).

ii.
Control Empresarial, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies (“Control Empresarial” and together with the Slim Family, the “Reporting Persons”).

(b)	Address of Principal Business Office:

i.	The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

ii.	Control Empresarial’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(c)	The members of the Slim Family are beneficiaries of a Mexican trust which owns all of the outstanding voting securities of Control Empresarial.

CUSIP No. 87484T108	SC13D	Page 11 of 13
(d)	During the last five years, none of the members of the Slim Family have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the members of the Slim Family have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor were they or are they as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On January 17, 2024, the Issuer priced a public underwritten public offering (the “Offering”) of 30,000,000 Common Shares. In connection with the Offering, Control Empresarial purchased 19,658,119 Common Shares at an aggregate purchase price of $229,999,992.30, thereby increasing its holdings in the Issuer from 13,392,000 Common Shares to 34,747,781 Common Shares. The Offering was settled on January 22, 2024. The Common Shares purchased by Control Empresarial in the Offering were acquired using the working capital of Control Empresarial.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Common Shares described in Item 3 above for investment purposes and did not acquire such Common Shares with the purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions by the Reporting Persons may include, without limitation, increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Shares and/or other equity, debt or other securities, in each case in the open market, in privately negotiated transactions or otherwise; entering into derivative or other instruments that are based upon or relate to the value of securities of the Issuer; engaging in discussions with the Issuer’s board of directors and/or management team; and taking other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act) or formulating and implementing plans or proposals with respect to any of the foregoing.

CUSIP No. 87484T108	SC13D	Page 12 of 13
Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) — (b) Calculations of the percentage of the Common Shares beneficially owned are based on a total of approximately 154,080,361 Common Shares issued and outstanding as of January 22, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3), as filed with the SEC on January 19, 2024. As of January 22, 2024, (i) Control Empresarial, directly or indirectly, owns 34,747,781 Common Shares (representing 22.6% of the outstanding Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Common Shares beneficially owned directly by Control Empresarial.

(c) The information in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 87484T108	SC13D	Page 13 of 13
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Carlos Slim Helú

Carlos Slim Domit	By	/s/Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit	Attorney-in-Fact*
January 22, 2024
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CONTROL EMPRESARIAL DE CAPITALES S.A. DE C.V.

By:	Víctor Manuel Gutierrez Lopez
Title:	Attorney-in-Fact

* See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of América Móvil, S.A.B. de C.V., are hereby incorporated herein by reference.